UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 2Q14 PASSENGER TRAFFIC UP 10.65% YOY

México D.F., July 21, 2014 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and six-month periods ended June 30, 2014.

2Q14 Highlights1:

•	EBITDA[2] increased by 8.58% to Ps.873.78 million
•	Total passenger traffic was up 10.65%
•	Total revenues increased by 4.46%, reflecting increases of 7.55% in aeronautical revenues and 9.17% in non-aeronautical revenues, partially offset by a decline of 47.14% in construction services revenues
•	Commercial revenues per passenger declined by 1.42% to Ps.73.03
•	Operating profit increased by 8.51%
•	EBITDA margin rose to 65.18% from 62.70% in 2Q13

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and six-month periods ended June 30, 2014, and the equivalent three- and six-month periods ended June 30, 2013. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.12.9712.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 2Q14, Page 1 of 21

Passenger Traffic

For the second quarter of 2014, total passenger traffic increased year-over-year by 10.65%. Domestic passenger traffic rose 11.82% while international passenger traffic increased by 9.74%.

The 11.82% growth in domestic passenger traffic was driven by increases at across all airports. The 9.74% growth in international passenger traffic resulted mainly from an increase of 9.74% in international traffic at the Cancún airport.

It should be noted that during 2013 Holy Week fell in March while in 2014 it fell in April.

Passenger traffic for 1H14 increased by 8.34%, reflecting increases of 8.57% in domestic passenger traffic and 8.18% in international passenger traffic.

Table I: Domestic Passengers (in thousands)

Airport	2Q13	2Q14	% Change	1H2013	1H 2014	% Change
Cancún	1,239.8	1,390.5	12.16	2,251.1	2,416.5	7.35
Cozumel	19.7	20.7	5.08	40.4	36.1	(10.64)
Huatulco	97.5	98.2	0.72	188.7	185.7	(1.59)
Mérida	286.0	318.2	11.26	556.8	620.1	11.37
Minatitlán	36.1	55.8	54.57	68.1	107.9	58.44
Oaxaca	108.2	110.6	2.22	210.2	217.4	3.44
Tapachula	34.4	34.8	1.16	69.7	75.5	8.32
Veracruz	226.8	273.0	20.37	436.6	495.9	13.58
Villahermosa	235.0	251.7	7.11	450.9	483.9	7.32
TOTAL	2,283.5	2,553.4	11.82	4,272.6	4,638.9	8.57

Note: Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)

Airport	2Q13	2Q14	% Change	1H2013	1H 2014	% Change
Cancún	2,728.6	2,994.4	9.74	6,003.8	6,483.9	8.00
Cozumel	97.6	113.6	16.39	228.2	266.0	16.56
Huatulco	15.0	13.5	(10.00)	70.0	75.1	7.29
Mérida	26.3	27.7	5.32	57.9	58.8	1.55
Minatitlán	1.9	2.1	10.53	3.5	4.0	14.29
Oaxaca	12.6	13.5	7.14	27.6	29.7	7.61
Tapachula	1.9	2.9	52.63	3.8	6.0	57.89
Veracruz	22.9	21.7	(5.24)	45.6	42.2	(7.46)
Villahermosa	13.9	15.8	13.67	26.7	30.7	14.98
TOTAL	2,920.7	3,205.2	9.74	6,467.1	6,996.3	8.18

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q14, Page 2 of 21

Table III: Total Passengers (in thousands)

Airport	2Q13	2Q14	% Change	1H2013	1H 2014	% Change
Cancún	3,968.4	4,384.9	10.50	8,254.9	8,900.5	7.82
Cozumel	117.3	134.3	14.49	268.6	302.1	12.47
Huatulco	112.5	111.7	(0.71)	258.7	260.7	0.77
Mérida	312.3	345.9	10.76	614.7	678.8	10.43
Minatitlán	38.0	57.9	52.37	71.6	111.9	56.28
Oaxaca	120.8	124.1	2.73	237.8	247.1	3.91
Tapachula	36.3	37.7	3.86	73.5	81.5	10.88
Veracruz	249.7	294.8	18.06	482.2	538.0	11.57
Villahermosa	248.9	267.5	7.47	477.6	514.5	7.73
TOTAL	5,204.2	5,758.6	10.65	10,739.7	11,635.2	8.34

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q14

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport in Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118.00 million capital contribution to Aerostar corresponding to its 50% membership interest in Aerostar. ASUR accounts for its ownership stake in Aerostar through the equity method, in accordance with IFRS. In addition, ASUR made a US$100.00 million subordinated shareholder loan to Aerostar in 1Q13.

Total revenues for 2Q14 increased year-over-year by 4.46% to Ps.1,340.63 million. This was mainly due to increases of:

•	7.55% in revenues from aeronautical services, mainly as a result of a 10.65% increase in passenger traffic;

•	9.17% in revenues from non-aeronautical services, principally reflecting the 9.07% increase in commercial revenues detailed below.

These increases were partially offset by the 47.14% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

ASUR 2Q14, Page 3 of 21

Commercial revenues increased by 9.07% year-over-year during 2Q14, principally due to a 10.65% increase in total passenger traffic. There were increases in revenues from the following activities:

•	9.31% in retail operations;
•	14.44% in food and beverage;
•	16.60% in car rental revenues;
•	26.31% in other revenue;
•	3.69% in advertising;
•	16.56% in parking lot fees;
•	20.04% in banking and currency exchange services;
•	21.20% in ground transportation; and
•	16.66% in teleservices.

Duty-free revenues, however, declined 1.24% year-over-year.

Retail and Other Commercial Space
Opened since June 30, 2013

Business Name	Type	Opening Date
Cancun
Farmacies (4)	Retail	June 2013
NI Digital	Teleservices	October 2013
Convenience Stores (3 in T1)	Convenience Store Ventas detalle	November 2013
Entretenimiento A Tu Alcance (4 in T1)	Food & Beverage	November 2013
Servicios Turísticos	Tourism Booth	November 2013
MAC T3	Retail	December 2013
MOBO (2 in T2)	Retail	November 2013
Dufry T1	Retail	December 2013
Island Cabo (2 in T1)	Retail	December 2013
Sunglass Hut	Retail	December 2013
Oakley	Retail	January 2014
Secure Wrap	Retail	February 2014
Sunglass Hut	Retail	March 2014
Blanc Du Nil	Retail	March 2014
U-Save	Car rental	June 2014
Wayan Natural (T1)	Retail	June 2014
Cronometria (T2)	Retail	June 2014
Harley Davidson (T1)	Car rental	June 2014
Cinco Soles (T2)	Retail	June 2014

ASUR 2Q14, Page 4 of 21

Business Name	Type	Opening Date
Merida
Abito	Retail	March 2014
Veracruz
Sunglass Hut	Retail	February 2014
Villahermosa
National	Car Rental	December 2013
Sunglass Hut	Retail	March 2014
Cozumel
FOX	Car Rental	May 2014
Sunglass Hut	Retail	May 2014
Oaxaca
Rentame	Car Rentals	December 2013
Sunglass Hut	Retail	March 2014
Huatulco
Sunglass Hut	Retail	March 2014
Minatitlán
Sunglass Hut	Retail	March 2014

Table IV: Commercial Revenues per Passenger for 2Q14

	2Q13	2Q14	% Change
Total Passengers (‘000)	5,245	5,803	10.63
Total Commercial Revenues	388,574	423,813	9.07
Commercial revenues from direct operations (1)	87,974	101,285	15.13
Commercial revenues excluding direct operations	300,600	322,528	7.29

	2Q13	2Q14	% Change
Total Commercial Revenue per Passenger	74.08	73.03	(1.42)
Commercial revenue from direct operations per passenger (1)	16.77	17.45	4.05
Commercial revenue per passenger (excluding direct operations)	57.31	55.58	(3.02)

Note: For purposes of this table, approximately 41,000 and 44,600 transit and general aviation passengers are included in 2Q13 and 2Q14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

ASUR 2Q14, Page 5 of 21

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 2Q14, ASUR recognized Ps.45.28 million in revenues from “Construction Services”, a 47.14% year-on-year decrease due to lower capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decline in Construction Revenues in 2Q14 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 2Q14 declined 0.42% year-over-year, primarily due to the following decreases:

•	47.14% in construction costs, reflecting lower levels of capital improvements made to concessioned assets during the period; and

•	3.02% in administrative expenses, reflecting higher expenses in 2Q13, principally professional fees and travel expenses related to the SJU privatization project, as well as the preparation of the Master Development Plan.

These declines were partially offset by the following increases:

•         8.79% in cost of services, principally due to the reopening of Terminal 1 at Cancun Airport in November 2013, as well as the higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR.

•	8.80% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	7.88% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	9.06% in depreciation and amortization, resulting mainly from capitalized investments.

ASUR 2Q14, Page 6 of 21

Table V: Operating Costs and Expenses for 2Q14

	2Q13	2Q14	% Change
Cost of Services	249,097	270,993	8.79
Construction Costs	85,653	45,278	(47.14)
Administrative	46,502	45,098	(3.02)
Technical Assistance	42,313	46,036	8.80
Concession Fees	55,099	59,441	7.88
Depreciation and Amortization	103,360	112,721	9.06
TOTAL	582,024	579,567	(0.42)

Operating margin for the quarter increased to 56.77% from 54.65% in 2Q13, reflecting an increase of 4.46% in revenues and a decline of 0.42% in expenses during the period.

Comprehensive Financing Gain (Loss) for 2Q14 was a Ps.11.01 million gain, compared to a Ps.65.07 million loss in 2Q13. This was principally due to the impact of the 0.64% appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to a 5.39% depreciation in 2Q13.

Table VI: Comprehensive Financing Result (Cost)

	2Q13	2Q14	Change	% Change
Interest income	32,993	25,018	(7,975)	(24.17)
Interest expenses	(22,442)	(21,349)	1,073	4.79
(Loss) gains on valuation of Derivatives	--	--	--	--
Foreign exchange gain (loss), net	(75,642)	7,343	82,985	(109.71)
Total	(65,071)	11,012	76,083	(116.92)

Income (Loss) from Equity Investment in Joint Venture. During 2Q14 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.21.89 million. In addition, ASUR recorded a Ps.9.07 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar in 2Q14. In 2Q13, ASUR reported a net gain of Ps.26.80 million from our equity in the income of Aerostar in 2Q13 and a Ps.77.07 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

During 2Q14 total passenger traffic at the SJU airport was 2,260,472.

ASUR 2Q14, Page 7 of 21

Income Taxes.

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 2Q14 increased by Ps.230.60 million, or 2,675.6% year-over-year, principally due to the following factors:

•         A Ps.0.70 million decline in IETU as a result of the repeal of the IETU Law starting on January 1, 2014;

•         A Ps.62.21 million increase in the provision for income taxes, reflecting a Ps.47.8 million benefit reported in 2Q13 resulting from the Mexican tax amnesty program. The increase also reflects the fact that the Veracruz and Villahermosa airports began recognizing income tax from December 2013.

•         A Ps.175.08 million increase in deferred income taxes resulting from the recognition of a Ps.152.51 million benefit from the reduction in the amortization rate applicable to the concession to 15% which was retroactively applied to periods beginning in 2006. The increase also reflects the recognition of the effects of inflation in the residual value of assets at the Veracruz and Villahermosa airports as a result of the repeal of the IETU Law and the increase in the applicable tax rate to 30% from 28% according to the new provisions of the Income Tax Law as of January 1, 2014.

•	A Ps.6.01 million decrease in deferred IETU principally due to the repeal of the IETU Law.

Net income for 2Q14 declined by 15.24% to Ps.554.75 million from Ps.654.50 million in 2Q13. Earnings per common share for the quarter were Ps.1.8492, or earnings per ADS (EPADS) of US$1.4256 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.1817, or EPADS of US$1.6819, for the same period last year. This decline principally reflects the benefit in 2Q13 from the Mexican tax amnesty program, as well as the negative impact from the increase in the Income Tax Rate from 28% to 30% as of January 2014.

 ASUR 2Q14, Page 8 of 21

Table VII: Summary of Consolidated Results for 2Q14

	2Q13	2Q14	% Change
Total Revenues	1,283,417	1,340,630	4.46
Aeronautical Services	754,894	811,884	7.55
Non-Aeronautical Services	442,870	483,468	9.17
Commercial Revenues	388,574	423,813	9.07
Construction Services	85,653	45,278	(47.14)
Operating Profit	701,393	761,063	8.51
Operating Margin %	54.65%	56.77%	3.87%
EBITDA	804,753	873,784	8.58
EBITDA Margin %	62.70%	65.18%	3.94%
Net Income	654,505	554,746	(15.24)
Earnings per Share	2.1817	1.8492	(15.24)
Earnings per ADS in US$	1.6819	1.4256	(15.24)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.9712.

Consolidated Results for 1H14

Total revenues for 1H14 increased year-over-year by 2.48% to Ps.2,723.76 million, mainly due to the following increases:

•	5.21% in revenues from aeronautical services as a result of the 8.34% increase in passenger traffic during the period;

•	10.27% in revenues from non-aeronautical services, principally as a result of the 10.29% increase in commercial revenues detailed below.

These increases were partially offset by a 62.29% decline in construction services in connection with lower capital investments during the period.

Commercial revenues for 1H14 rose by 10.29% year-over-year, principally as a result of revenue increases in the following areas:

•         11.79% in retail operations;

•         2.26% in duty-free stores;

•         13.61% in food and beverage;

•         17.12% in car rentals;

•	22.99% in other income;
•	4.45% in advertising;

•         14.46% in parking lot fees;

•         19.27% in banking and currency exchange services;

 ASUR 2Q14, Page 9 of 21

•         15.31% in ground transportation services; and

•         9.60% in teleservices.

Table VIII: Commercial Revenues per Passenger for 1H14

(in thousands)

	1H13	1H14	% Change
Total Passengers *(‘000)	10,828	11,729	8.32
Total Commercial Revenues	803,070	885,735	10.29
Commercial revenues from direct operations (1)	179,437	209,625	16.82
Commercial revenues excluding direct operations	623,633	676,110	8.41

	1H13	1H14	% Change
Total Commercial Revenue per Passenger	74.17	75.52	1.82
Commercial revenue from direct operations per passenger (1)	16.57	17.87	7.85
Commercial revenue per passenger (excluding direct operations)	57.60	57.65	0.09

* For purposes of this table, approximately 88,700 and 93,500 transit and general aviation passengers are included for 1H13 and 1H14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Total operating costs and expenses for 1H14 declined by 1.55% year-on-year. This was primarily due to the following declines:

•	62.29% in construction costs, reflecting lower committed improvements made to concessioned assets during the period; and
•	5.43% in administrative expenses, principally reflecting professional fees and travel expenses in connection with SJU airport in 1H13.

These declines were more than offset the following increases:

•         13.97% in cost of services, principally due to the reopening of Terminal 1 at Cancun Airport in November 2013, as well as the higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR. The increase also reflects higher maintenance and security expenses, partially offset by the reimbursement to ASUR of fees previously paid to third parties in connection with ASUR’s participation in the SJU privatization project, including travel expenses;

 ASUR 2Q14, Page 10 of 21

•         6.05% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•         6.18% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	9.32% in depreciation and amortization resulting mainly from higher capitalized investments.

Excluding accumulated expenses and reimbursements in connection with the SJU privatization project, cost of services would have increased by 9.00%.

Table IX: Operating Costs and Expenses for 1H14 (in thousands)

	1H13	1H14	% Change
Cost of Services	466,046	531,131	13.97
Construction Costs	176,080	66,391	(62.29)
Administrative	88,963	84,135	(5.43)
Technical Assistance	90,635	96,116	6.05
Concession Fees	114,131	121,179	6.18
Depreciation and Amortization	206,505	225,756	9.32
TOTAL	1,142,360	1,124,709	(1.55)

Operating margin increased to 58.71% in 1H14, from 57.02% in 1H13. This was mainly the result of the 2.48% increase in revenues and the 1.55% decline in operating expenses for the period.

Comprehensive Financing Gain (Loss) for 1H14 was a Ps.13.51 million gain, compared to an Ps.18.88 million loss in 1H13, principally due to a Ps.6.94 million foreign exchange gain in 1H14 resulting from the impact of the 0.86% appreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position. This compares with a Ps.44.2 million foreign exchange loss in 1H13 resulting from the impact of the 5.39% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

Interest income declined by Ps.16.89 million year-on-year reflecting lower income from short-term investments resulting from the decline in cash balance during the period related to the dividend payment in December 2013. Interest expense increased by Ps.1.90 million, reflecting the disbursement of loans from BBVA Bancomer and Merrill Lynch in February 2013.

 ASUR 2Q14, Page 11 of 21

Table X: Comprehensive Financing Gain (Loss)

	1H13	1H14	Change	% Change
Interest income	64,292	47,400	(16,892)	(26.27)
Interest expenses	(38,931)	(40,832)	(1,901)	4.88
(Loss) gains on valuation of derivatives	0	0	0	0
Foreign exchange gain (loss), net	(44,242)	(6,941)	51,183	(115.69)
Total	(18,880)	13,510	32,290	(171.56)

Income (Loss) from Equity Investment in Joint Venture.

During 1H14, our equity in the income of Aerostar was a net income of Ps.32.44 million. In addition, ASUR recorded a Ps.24.08 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

From February 28, 2013 to June 30, 2013 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.95.25 million, principally due to Ps.113.8 million in one-off costs resulting from all expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of SJU airport, including market research, preparation of all bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management; together with an operational gain of Ps.35.05 million generated between February 28, 2013 until June 30, 2013. In addition, ASUR recorded a Ps.30.06 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements, in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU for 1H14 was 4,418,833.

Net income for 1H14 increased by 4.21% to Ps.1,189.12 million. Earnings per common share for the six-month period were Ps.3.9637 or earnings per ADSs (EPADS) of US$3.0558 (one ADS represents ten series B common shares). This compares with Ps.3.8037, or EPADS of US$2.9324, for 1H13.

 ASUR 2Q14, Page 12 of 21

Table XI: Summary of Consolidated Results for 1H14

(in thousands)

	1H13	1H14	% Change
Total Revenues	2,657,925	2,723,725	2.48
Aeronautical Services	1,569,317	1,651,106	5.21
Non-Aeronautical Services	912,528	1,006,269	10.27
Commercial Revenues	803,070	885,735	10.29
Construction Services	176,080	66,391	(62.29)
Operating Profit	1,515,565	1,599,056	5.51
Operating Margin %	57.02%	58.71%	2.96%
EBITDA	1,722,070	1,824,812	5.97
EBITDA Margin %	64.79%	67.00%	3.40%
Net Income	1,141,112	1,189,120	4.21
Earnings per Share	3.8037	3.9637	4.21
Earnings per ADS in US$	2.9324	3.0558	4.21

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.9712.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H14 were Ps.1,985.27 million, resulting in an annual average tariff per workload unit of Ps.166.72. ASUR’s regulated revenues accounted for approximately 72.89% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2014, airport concessions represented 69.82% of the Company’s total assets, with current assets representing 16.34% and other assets representing 13.84%.

Cash and cash equivalents on June 30, 2014, were Ps.2,351.97 million, a 86.73% increase from the Ps.1,259.56 million in cash and cash equivalents recorded on December 31, 2013.

Shareholders’ equity at the close of 2Q14 was Ps.17,461.01 million and total liabilities were Ps.4,943.76 million, representing 77.93% and 22.06% of total

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assets, respectively. Deferred liabilities represented 33.62% of the Company’s total liabilities.

Total bank debt at June 30, 2014 was Ps.2,806.42 million, including Ps.12.05 million in accrued interest and commissions.

During 2Q14, ASUR made aggregate principal payments of Ps.5.5 million in connection with the Ps.50.00 million three-year credit agreement entered by our Veracruz airport subsidiary.

Capital Expenditures

During 2Q14, ASUR made investments of Ps.49.21 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 1H14 capital expenditures totaled Ps.85.39 million.

2Q14 Earnings Conference Call

Day: Tuesday, July 22, 2014

Time: 10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number: 1-800-930-1344 (US & Canada) and 1-913-312-0848 (International & Mexico)

Access Code: 1212090

Please dial in 10 minutes before the scheduled start time.

Replay:	Tuesday, July 22, 2014 at 1:00 PM US ET, ending at midnight US ET on Tuesday, July 29, 2014. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 1212090.

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules article 4.033.01 ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR

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agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

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## Consolidated Statement of Income from January 1 to June 30, 2014 and 2013

Thousands of Mexican pesos

| Item | 1H 2013 | | | 1H 2014 | | | 2Q 2013 | | | 2Q 2014 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mexican NIF | Transition effects | IFRS | Mexican NIF | Transition effects | IFRS | Mexican NIF | Transition effects | IFRS | Mexican NIF | Transition effects | IFRS |
| **Revenues** | | | | | | | | | | | | |
| Aeronautical Services | 1,569,317 | | 1,569,317 | 1,651,106 | | 1,651,106 | 754,894 | | 754,894 | 811,884 | | 811,884 |
| Non-Aeronautical Services | 912,528 | | 912,528 | 1,006,269 | | 1,006,269 | 442,870 | | 442,870 | 483,468 | | 483,468 |
| Construction Services | 176,080 | | 176,080 | 66,391 | | 66,391 | 85,653 | | 85,653 | 45,278 | | 45,278 |
| **Total Revenues** | **2,657,925** | **-** | **2,657,925** | **2,723,765** | **-** | **2,723,765** | **1,283,417** | **-** | **1,283,417** | **1,340,630** | **-** | **1,340,630** |
| **Operating Expenses** | | | | | | | | | | | | |
| Cost of Services | 466,050 | (4) | 466,046 | 529,738 | 1,393 | 531,131 | 249,909 | (812) | 249,097 | 270,084 | 909 | 270,993 |
| Cost of Construction | 176,080 | | 176,080 | 66,391 | | 66,391 | 85,653 | | 85,653 | 45,278 | | 45,278 |
| General and Administrative Expenses | 500,233 | | 500,233 | 527,187 | | 527,187 | 247,273 | | 247,273 | 263,296 | | 263,296 |
| **Total Operating Expenses** | **1,142,363** | **(4)** | **1,142,359** | **1,123,317** | **1,393** | **1,124,709** | **582,835** | **(812)** | **582,023** | **578,658** | **909** | **579,567** |
| **Operating Income** | **1,515,562** | **4** | **1,515,566** | **1,600,449** | **(1,393)** | **1,599,056** | **700,582** | **812** | **701,394** | **761,972** | **(909)** | **761,063** |
| **Comprehensive Financing Cost** | | | | | | | | | | | | |
| Interest Receivable | 64,292 | | 64,292 | 47,400 | | 47,400 | 32,994 | | 32,994 | 25,018 | | 25,018 |
| Interest Payable | (38,931) | | (38,931) | (40,832) | | (40,832) | (22,423) | | (22,423) | (21,349) | | (21,349) |
| Exchange (losses) Gains, net | (44,242) | | (44,242) | 6,941 | | 6,941 | (75,643) | | (75,643) | 7,343 | | 7,343 |
| Loss (Gains) on Valuation of Derivative | - | | - | - | | - | - | | - | - | | - |
| Financial Instruments | - | | - | - | | - | - | | - | - | | - |
| **Participation in the Results of Associates** | (95,252) | | (95,252) | 32,442 | | 32,442 | 26,802 | | 26,802 | 21,892 | | 21,892 |
| **Non-Ordinary Item** | | | | | | | | | | | | |
| Non-Ordinary Item | 14 | (14) | (0) | 220 | (220) | - | 6 | (6) | - | 215 | (215) | - |
| **Income Before Income Taxes** | **1,401,415** | **18** | **1,401,433** | **1,646,182** | **(1,173)** | **1,645,008** | **662,306** | **818** | **663,125** | **794,660** | **(694)** | **793,966** |
| Provision for IETU | 6,264 | | 6,264 | 116 | | 116 | (728) | | (728) | 0 | | - |
| Provision for Income Tax | 420,672 | - | 420,672 | 168,312 | 287,149 | 455,461 | 157,445 | - | 157,445 | 219,657 | | 219,657 |
| Provision for Asset Tax | 5,731 | | 5,731 | 3,847 | | 3,847 | 2,865 | | 2,865 | 1,453 | | 1,453 |
| Deferred Income Taxes | (184,276) | | (184,276) | (3,536) | | (3,536) | (156,975) | | (156,975) | 18,111 | | 18,111 |
| Deferred IETU | 12,101 | (171) | 11,930 | - | | - | 6,241 | (229) | 6,012 | - | | - |
| **Net Income for the Year** | **1,140,923** | **189** | **1,141,112** | **1,477,443** | **(288,322)** | **1,189,120** | **653,458** | **1,047** | **654,505** | **555,440** | **(694)** | **554,746** |
| Earnings per share | **3.80** | **0.00** | **3.80** | **4.92** | **(0.96)** | **3.96** | **2.18** | **0.00** | **2.18** | **1.85** | **(0.00)** | **1.85** |
| Earnings per American Depositary Share (in U.S. Dollars) | **2.93** | **0.00** | **2.93** | **3.80** | **(0.74)** | **3.06** | **1.68** | **0.00** | **1.68** | **1.43** | **(0.00)** | **1.43** |

Exchange rate per dollar Ps. 12.9712

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 21, 2014